UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on February 19, 2026: EuroDry Ltd. Reports Results for the Quarter and Year Ended December 31, 2025.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the succeeding two paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: February 20, 2026	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Quarter and Year Ended December 31, 2025

Maroussi, Athens, Greece – February 19, 2026– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three and twelve-month periods ended December 31, 2025.

Fourth Quarter 2025 Highlights:

•

Total net revenues of $17.4 million.

•

Net income attributable to controlling shareholders, of $3.2 million or $1.14 earnings per share attributable to controlling shareholders basic and diluted.

•

Adjusted net income1 attributable to controlling shareholders, for the quarter of $2.4 million, or $0.88 and $0.87 per share attributable to controlling shareholders basic and diluted, respectively, which excludes among other items the net gain on sale of one of our vessels of $0.7 million.

•

Adjusted EBITDA1 was $7.5 million.

•

An average of 11.2 vessels were owned and operated during the fourth quarter of 2025 earning an average time charter equivalent rate of $16,262 per day.

•

To-date, about $5.3 million has been used to repurchase 334,674 shares of the Company, under our share repurchase plan of up to $10 million, announced in August 2022. The Board approved the continuation of the share repurchase plan for a further year in August

2025 and will review it again after a period of twelve months.

Full Year 2025 Highlights:

•

Total net revenues of $52.3 million.

•

Net loss attributable to controlling shareholders, of $4.3 million, or $1.55 loss per share attributable to controlling shareholders basic and diluted.

•

Adjusted net loss1 attributable to controlling shareholders, for the year was $6.9 million or $2.50 adjusted loss per share attributable to controlling shareholders basic and diluted, which excludes among other items the net gain on sale of vessels of $2.8 million.

•

Adjusted EBITDA1 was $12.5 million.

•

An average of 12.0 vessels were owned and operated during the twelve months of 2025 earning an average time charter equivalent rate of $11,642 per day.

1Adjusted EBITDA, Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of EuroDry, commented: “During the fourth quarter of 2025 and through the middle of February of 2026, the drybulk market has remained rather strong with time-charter rates for Ultramax vessels staying on average above $15,000/day with vessels in the Atlantic Ocean earning a one to two thousand dollars per day premium over vessels in the Pacific. Kamsarmax time charter rates had exhibited similar levels. Such market rate levels are above our breakeven levels for achieving both positive earnings and cash flow and, thus, we recorded a quite profitable fourth quarter of 2025 in contrast to the previous three quarters of the year.

“Furthermore, due to the strengthened rates, we have concluded a one-year time charter for one of our vessels, an Ultramax, at $15,500 per day, a shift in our strategy of being fully exposed to the market by employing our vessels either on index-linked charters or on short term contracts when the market was at lower levels. In fact, as the market keeps maintaining its current level or, possibly, improving, we intend to conclude year-long or longer charters for a larger portion of our fleet.

“On the liquidity front, the sale of M/V Eirini P, the refinancing of the Yannis Pittas loan and the funding of a good portion of the predelivery instalments of our newbuildings increased our available funds for potential further investments if accretive options for doing so are identified. We expect a finely balanced market over the next two years with significant geopolitical and economic uncertainties still evolving, which could potentially create shifts in the market. We remain diligent to capitalize on any opportunity by either expanding our fleet or by capitalizing on chartering opportunities at attractive levels for the benefit of our shareholders.”

Tasos Aslidis, Chief Financial Officer of EuroDry, commented: “In the fourth quarter of 2025 the Company operated an average of 11.2 vessels, versus 13.0 vessels during the same period last year. Our net revenues increased to $17.4 million in the fourth quarter of 2025 compared to $14.5 million during the same period of last year. Our vessels earned in the fourth quarter of 2025 approximately 33.3% higher time charter equivalent rates compared to the corresponding period of 2024. At the same time, total vessel operating expenses, during the fourth quarter of 2025, amounted to $6.2 million, as compared to $6.6 million for the same period of last year and $25.0 million for the year 2025 as compared to $25.7 million for the same period of 2024. The decreased total vessel operating expenses in recent periods are mainly attributable to the lower average number of vessels owned and operated.

“Adjusted EBITDA during the fourth quarter of 2025 was $7.5 million compared to $1.8 million in the fourth quarter of last year, and $12.5 million compared to $9.4 million for the respective twelve-month periods of 2025 and 2024, respectively. As of December 31, 2025, our outstanding debt (excluding the unamortized loan fees) was $103.7 million while unrestricted and restricted cash was $25.7 million. As of the same date, our scheduled debt repayments including balloon payments over the next 12 months amounted to about $12.3 million (excluding the unamortized loan fees) and all our loan covenants are satisfied.”

Fourth Quarter 2025 Results:

For the fourth quarter of 2025, the Company reported total net revenues of $17.4 million representing a 19.9% increase over total net revenues of $14.5 million during the fourth quarter of 2024. This was the result of the higher time charter rates our vessels earned in the fourth quarter of 2025 compared to the same period of 2024, partly offset by the lower average number of vessels operated in the fourth quarter of 2025 compared to the same period of 2024. On average, 11.2 vessels were owned and operated during the fourth quarter of 2025 earning an average time charter equivalent rate of $16,262 per day compared to 13.0 vessels in the same period of 2024 earning on average $12,201 per day.

For the fourth quarter of 2025, voyage expenses, net amounted to $2.0 million compared to $0.9 million for the same period in 2024, mainly reflecting costs related to vessels repositioning between charters and expenses incurred during operational off-hire periods.

Vessel operating expenses were $6.2 million for the fourth quarter of 2025 as compared to $6.6 million for the same period of 2024. The decrease is mainly attributable to the decreased number of vessels operating in the fourth quarter of 2025 compared to the corresponding period in 2024.

During the fourth quarter of 2025, one vessel commenced her special survey with dry-dock in order to complete it during the first quarter of 2026, for a total cost of $1.1 million. During the fourth quarter of 2024 none of our vessels were drydocked. The total cost for the fourth quarter of 2024 of $0.4 million, related to drydocking expenses incurred in relation to upcoming drydockings.

Vessel depreciation for the fourth quarter of 2025 amounted to $2.9 million, as compared to $3.5 million for the same period of 2024. This decrease is due to the lower number of vessels operating in the fourth quarter of 2025 as compared to the same period of 2024.

Related party management fees for the fourth quarter of 2025 remained at the same level of $1.1 million compared to the same period of last year. This was the result of the decreased number of vessels owned and operated in the fourth quarter of 2025, offset by the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing from 810 Euros to 840 Euros and the unfavorable movement of the euro/dollar exchange rate.

General and administrative expenses remained at the same level of $0.8 million in the fourth quarter of 2025 and 2024.

In the fourth quarter of 2024 the Company recorded an impairment charge of $2.8 million. There were no impairment charges in the fourth quarter of 2025.

Other operating loss / (income) represents a provision of $3.0 million the Company recorded in the fourth quarter of 2024 which related to costs paid and accrual for the settlement of regulatory fines related to the detention of one of our vessels in Corpus Christi. The Other operating income in 2025 represents $1.4 million reimbursed from the insurers in November 2025 following a discretionary claim filed with the Protection & Indemnity insurers net of legal expenses for the case of $0.08 million.

On August 24, 2025, the Company signed an agreement to sell M/V “Eirini P.”, a 76,466 dwt drybulk vessel, built in 2004, for approximately $8.5 million. The vessel was delivered to its buyers, an unaffiliated third party, on October 21, 2025, resulting in a gain on sale of $0.7 million.

Interest and other financing costs for the fourth quarter of 2025 decreased to $1.6 million as compared to $1.9 million for the same period of 2024. Interest expense during the fourth quarter of 2025 was lower mainly due to the decreased benchmark rates of our loans, as well as the decreased average debt during the period as compared to the same period of last year.

For the three months ended December 31, 2025, the Company recognized a loss on an interest rate swap of $0.02 million and an unrealized gain on forward freight agreement (“FFA”) contracts of $0.08 million, as compared to a gain on an interest rate swap of $0.25 million for the same period of 2024.

The Company reported a net income for the period of $3.8 million and a net income attributable to controlling shareholders for the period of $3.2 million, as compared to a net loss of $6.1 million and a net loss attributable to controlling shareholders of $6.2 million for the same period of 2024. The net income attributable to the non-controlling interest of $0.6 million in the fourth quarter of 2025 represents the income attributable to the 39% ownership of the entities owning the M/V Christos K and M/V Maria represented by NRP Project Finance AS (“NRP investors”) (the “Partnership”).

Adjusted EBITDA for the fourth quarter of 2025 was $7.5 million compared to $1.8 million achieved during the fourth quarter of 2024.

Basic and diluted earnings per share attributable to controlling shareholders for the fourth quarter of 2025 was $1.14 calculated on 2,781,949 basic and 2,801,304 diluted weighted average number of shares outstanding, compared to loss per share of $2.28, calculated on 2,737,162 basic and diluted weighted average number of shares outstanding for the fourth quarter of 2024.

Excluding the effect on the net (loss) / income attributable to controlling shareholders for the quarter of the unrealized (gain) / loss on derivatives and the net gain on sale of vessels, the adjusted earnings per share attributable to controlling shareholders for the quarter ended December 31, 2025 would have been $0.88 and $0.87, respectively, basic and diluted, compared to adjusted loss of $1.33 per share attributable to controlling shareholders  basic and diluted, for the quarter ended December 31, 2024. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Full Year 2025 Results:

For the full year of 2025, the Company reported total net revenues of $52.3 million representing a 14.4% decrease over total net revenues of $61.1 million during the twelve months of 2024, as a result of the decreased number of vessels operated during the year and the  lower time charter equivalent rates earned by our vessels in the twelve months of 2025 compared to the same period of 2024. On average, 12.0 vessels were owned and operated during the twelve months of 2025 earning an average time charter equivalent rate of $11,642 per day compared to 13.0 vessels in the same period of 2024 earning on average $13,039 per day.

For the twelve months of 2025, voyage expenses, net, were $5.7 million compared to $6.1 million for the same period in 2024, mainly reflecting costs related to vessels repositioning between charters and expenses incurred during operational off-hire periods.

Vessel operating expenses were $25.0 million for the twelve months of 2025 as compared to $25.7 million for the same period of 2024. The decrease is mainly attributable to the decreased number of vessels operating in 2025 compared to the corresponding period in 2024.

In the twelve months of 2025, one vessel completed her intermediate survey in water, one of our vessels completed its special survey with drydocking and another one commenced her special survey with dry-dock in order to complete it during the first quarter of 2026 for a total cost of $2.8 million. In the twelve months of 2024, seven of our vessels completed their special survey with drydocking for a total cost of $8.5 million.

Vessel depreciation for the year 2025 was $12.4 million compared to $13.9 million during the same period of 2024, mainly due to the lower number of vessels operating in the same period.

Related party management fees for the year 2025 increased to $4.4 million from $4.2 million for the same period of 2024 as a result of an adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing the daily vessel management fee from 810 Euros to 840 Euros and the unfavorable movement of the euro/dollar exchange rate, partly offset by the decreased number of vessels operating during the period.

General and administrative expenses during the twelve months of 2025 were $3.2 million compared to $3.3 million during the same period in 2024, due to the decreased cost for our stock incentive plan.

In the fourth quarter of 2024 the Company recorded an impairment charge of $2.8 million. There were no impairment charges for the year ended December 31, 2025.

Other operating loss / (income) represents a provision of $3.0 million the Company recorded in the fourth quarter of 2024 which related to costs paid and accrual for the settlement of regulatory fines related to the detention of one of our vessels in Corpus Christi. The Other operating (loss) income in 2025 represents $1.4 million reimbursed from the insurers in November 2025 following a discretionary claim filed with the Protection & Indemnity insurers net of legal expenses for the case of $0.08 million.

On January 29, 2025, the Company signed an agreement to sell M/V Tasos, a 75,100 dwt drybulk vessel, built in 2000, for demolition, for approximately $5 million. The vessel was delivered to its buyers, an unaffiliated third party, on March 17, 2025, resulting in a net gain on sale of $2.1 million.

On August 24, 2025, the Company signed an agreement to sell M/V “Eirini P”, a 76,466 dwt drybulk vessel, built in 2004, for approximately $8.5 million. The vessel was delivered to its buyers, an unaffiliated third party, on October 21, 2025, resulting in a net gain on sale of $0.7 million.

Interest and other financing costs for the twelve months of 2025 amounted to $6.9 million compared to $8.0 million for the same period of 2024. This decrease is mainly due to the decreased benchmark rates of our loans, partly offset by the increased average debt during the twelve months of 2025 as compared to the same period of last year.

For the twelve months ended December 31, 2025, the Company recognized a $0.14 million realized gain and a $0.27 million unrealized loss on one interest rate swap, as well as a $0.08 million unrealized gain on FFA contracts as compared to a $0.1 million unrealized gain and a $0.2 million realized gain on one interest rate swap, as well as a $1.3 million unrealized gain and a $1.0 million realized loss on FFA contracts for the same period of 2024.

Interest income for 2025 amounted to $0.2 million compared to $0.1 million interest income for the same period of 2024. The increase of interest income is attributable to higher cash balances maintained during the twelve months of 2025 compared to the corresponding period in 2024.

The Company reported a net loss for the period of $3.8 million and a net loss attributable to controlling shareholders of $4.3 million, as compared to a net loss of $13.5 million and a net loss attributable to controlling shareholders of $12.6 million, for the same period of 2024. The net income attributable to the non-controlling interest of $0.5 million in 2025 represents the income attributable to the 39% ownership of the Partnership.

Adjusted EBITDA for the twelve months of 2025 was $12.5 million compared to $9.4 million achieved during the twelve months of 2024.

Basic and diluted loss per share attributable to controlling shareholders for the twelve months of 2025 was $1.55, calculated on 2,755,937 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share attributable to controlling shareholders for the twelve months of 2024 of $4.62, calculated on 2,727,698 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the net (loss) / income attributable to controlling shareholders for the year of the unrealized (gain) / loss on derivatives and the net gain on sale of vessels, the adjusted loss per share attributable to controlling shareholders for the year ended December 31, 2025 would have been $2.50 basic and diluted, compared to adjusted loss per share of $4.10 attributable to controlling shareholders basic and diluted for the same period of 2024. As previously mentioned, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,006	2018	TC until Apr-26	$15,000
XENIA	Kamsarmax	82,019	2016	TC until Mar-26	$10,400
ALEXANDROS P.	Ultramax	63,127	2017	TC until Feb-26 then until Apr-26	$20,000 $22,000
CHRISTOS K***	Ultramax	63,197	2015	TC until Nov-26	$15,500
YANNIS PITTAS	Ultramax	63,243	2014	TC until Nov-26	Hire 115% of the Average Baltic Supramax S10TC index(**)
MARIA***	Ultramax	63,153	2015	TC until Mar-26	Hire 115% of the Average Baltic Supramax S10TC index(**)
GOOD HEART	Ultramax	62,996	2014	TC until Mar-26	Hire 115% of the Average Baltic Supramax S10TC index(**)
MOLYVOS LUCK	Supramax	57,924	2014	TC until Jun-26	Hire 101% of the Average Baltic Supramax S10TC index(**)
SANTA CRUZ	Panamax	76,440	2005	TC until Mar-26	$16,000 plus a GBB**** of $600,000
STARLIGHT	Panamax	75,611	2004	TC until Apr-26	$12,500
BLESSED LUCK	Panamax	76,704	2004	TC until Apr-26	$26,000
Total Dry Bulk Vessels	11	766,420

Note:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date.

(**)

The average Baltic Supramax S10TC Index is an index based on ten Supramax time charter routes.

(***)

The entity owning the vessel is 61% owned by EuroDry Ltd. and 39% by NRP Investors.

(****)      Gross Ballast Bonus.

Vessels under construction	Type	Dwt	To be delivered
SBC XY164 (ARISTEIDIS)	Ultramax	63,500	Q2 2027
SBC XY166 (TROBONI)	Ultramax	63,500	Q3 2027
Total under construction	2	127,000

Summary Fleet Data:

	3 months, ended December 31, 2024	3 months, ended December 31, 2025	12 months, ended December 31, 2024	12 months, ended December 31, 2025
FLEET DATA
Average number of vessels (1)	13.0	11.2	13.0	12.0
Calendar days for fleet (2)	1,196.0	1,033.0	4,758.0	4,384.0
Scheduled off-hire days incl. laid-up (3)	-	13.7	196.9	48.1
Available days for fleet (4) = (2) - (3)	1,196.0	1,019.3	4,561.1	4,335.9
Commercial off-hire days (5)	-	-	4.5	13.9
Operational off-hire days (6)	7.5	4.2	52.4	30.6
Voyage days for fleet (7) = (4) - (5) - (6)	1,188.5	1,015.1	4,504.2	4,291.4
Fleet utilization (8) = (7) / (4)	99.4%	99.6%	98.8%	99.0%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	99.9%	99.7%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.4%	99.6%	98.9%	99.3%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	12,201	16,262	13,039	11,642
Vessel operating expenses excl. drydocking expenses (12)	6,391	7,127	6,279	6,699
General and administrative expenses (13)	696	742	688	723
Total vessel operating expenses (14)	7,087	7,869	6,967	7,422
Drydocking expenses (15)	297	1,046	1,797	640

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Average time charter equivalent rate, or average TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. Average TCE provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, if any, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Average TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of average TCE may not be comparable to that used by other companies in the shipping industry.

(12)  We calculate daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expenses are calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses are calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, February 20, 2026 at 08:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroDry” to the operator and/or conference ID 13758897. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.eurodry.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the fourth quarter ended December 31, 2025, will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended December 31,	Three Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2024	2025	2024	2025

Revenues
Time charter revenue	15,393,660	18,490,855	64,786,884	55,635,567
Commissions	(887,154)	(1,104,655)	(3,703,657)	(3,371,426)
Net revenues	14,506,506	17,386,200	61,083,227	52,264,141

Operating expenses
Voyage expenses, net	893,087	1,983,251	6,057,692	5,676,737
Vessel operating expenses	6,589,476	6,223,156	25,667,279	24,955,537
Drydocking expenses	354,827	1,080,216	8,549,609	2,807,068
Vessel depreciation	3,513,824	2,892,900	13,877,730	12,410,687
Related party management fees	1,054,742	1,138,629	4,209,166	4,413,766
General and administrative expenses	831,950	766,056	3,271,195	3,171,053
Impairment loss	2,796,605	-	2,796,605	-
Other operating loss / (income)	2,950,000	(1,347,087)	2,950,000	(1,347,087)
Net gain on sale of vessels	-	(710,153)	-	(2,793,749)
Total Operating expenses	(18,984,511)	(12,026,968)	(67,379,276)	(49,294,012)

Operating (loss) / income	(4,478,005)	5,359,232	(6,296,049)	2,970,129

Other income / (expenses)
Interest and other financing costs	(1,909,867)	(1,645,658)	(7,956,478)	(6,880,973)
Gain / (loss) on derivatives, net	252,368	66,796	637,697	(44,175)
Foreign exchange gain / (loss)	14,173	7,257	(5,938)	(40,541)
Interest income	25,807	38,672	103,524	206,704
Other expenses, net	(1,617,519)	(1,532,933)	(7,221,195)	(6,758,985)
Net (loss) / income	(6,095,524)	3,826,299	(13,517,244)	(3,788,856)
Net (income) / loss attributable to non-controlling interest	(138,112)	(642,850)	911,370	(475,365)
Net (loss) / income attributable to controlling shareholders	(6,233,636)	3,183,449	(12,605,874)	(4,264,221)
(Loss) / earnings per share attributable to controlling shareholders, basic	(2.28)	1.14	(4.62)	(1.55)
Weighted average number of shares outstanding, basic	2,737,162	2,781,949	2,727,698	2,755,937
(Loss) / earnings per share attributable to controlling shareholders, diluted	(2.28)	1.14	(4.62)	(1.55)
Weighted average number of shares outstanding, diluted	2,737,162	2,801,304	2,727,698	2,755,937

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2024	December 31, 2025

ASSETS
Current Assets:
Cash and cash equivalents	6,711,327	20,315,532
Trade accounts receivable, net	8,433,076	3,305,910
Other receivables	1,112,856	941,061
Inventories	2,097,083	1,307,731
Restricted cash	1,587,268	2,156,922
Prepaid expenses	474,488	511,167
Derivatives	120,675	84,510
Assets held for sale	2,789,715	-
Total current assets	23,326,488	28,622,833

Fixed assets:
Advances for vessels under construction	7,188,614	14,386,560
Vessels, net	185,465,570	165,890,705
Long-term assets:
Derivatives	144,523	-
Restricted cash	3,610,000	3,200,000
Total assets	219,735,195	212,100,098

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	11,810,351	12,009,265
Trade accounts payable	2,668,490	2,174,191
Accrued expenses	3,854,066	3,070,630
Deferred revenue	247,294	842,172
Due to related companies	181,014	627,231
Total current liabilities	18,761,215	18,723,489

Long-term liabilities:
Long term bank loans, net of current portion	95,381,535	90,869,277
Total long-term liabilities	95,381,535	90,869,277
Total liabilities	114,142,750	109,592,766

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,826,697 and 2,890,547 issued and outstanding, respectively)	28,266	28,905
Additional paid-in capital	67,751,242	68,551,846
Retained earnings	28,958,375	24,694,154
Total shareholders’ equity attributable to EuroDry Ltd. shareholders	96,737,883	93,274,905
Non-controlling interest	8,854,562	9,232,427
Total shareholders' equity	105,592,445	102,507,332
Total liabilities, shareholders' equity	219,735,195	212,100,098

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2024	2025

Cash flows from operating activities:
Net loss	(13,517,244)	(3,788,856)
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessel depreciation	13,877,730	12,410,687
Impairment loss	2,796,605	-
Amortization and write off of deferred charges	264,270	331,798
Share-based compensation	954,087	801,243
Unrealized (gain) / loss on derivatives	(1,374,060)	180,688
Net gain on sale of vessels	-	(2,793,749)
Changes in operating assets and liabilities	1,809,509	5,618,809
Net cash provided by operating activities	4,810,897	12,760,620

Cash flows from investing activities:
Cash paid for vessel acquisitions and capitalized expenses	(1,540,654)	(165,461)
Cash paid for vessels under construction	(7,188,614)	(7,197,946)
Net proceeds from vessels sale	-	13,109,288
Net cash (used in) / provided by investing activities	(8,729,268)	5,745,881

Cash flows from financing activities:
Cash paid for share repurchase	(1,272,627)	-
Loan arrangement fees paid	(355,000)	(136,733)
Contributions made by non-controlling shareholders	-	390,000
Capital distributions paid to non-controlling shareholders	-	(487,500)
Proceeds from long term bank loans	16,000,000	8,591,591
Repayment of long term bank loans	(12,645,000)	(13,100,000)
Net cash provided by / (used in) financing activities	1,727,373	(4,742,642)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(2,190,998)	13,763,859
Cash, cash equivalents and restricted cash at beginning of year	14,099,593	11,908,595
Cash, cash equivalents and restricted cash at end of year	11,908,595	25,672,454

Cash breakdown

Cash and cash equivalents	6,711,327	20,315,532
Restricted cash, current	1,587,268	2,156,922
Restricted cash, long term	3,610,000	3,200,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	11,908,595	25,672,454

EuroDry Ltd.

Reconciliation of Net (loss) / income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2024	Three Months Ended December 31, 2025	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2025
Net (loss) / income	(6,095,524)	3,826,299	(13,517,244)	(3,788,856)
Interest and other financing costs, net (incl. interest income)	1,884,060	1,606,986	7,852,954	6,674,269
Vessel depreciation	3,513,824	2,892,900	13,877,730	12,410,687
Unrealized gain on Forward Freight Agreement derivatives	-	(84,510)	(1,287,720)	(84,510)
(Gain) / loss on interest rate swap derivative	(252,368)	17,714	(304,794)	128,685
Net gain on sale of vessels	-	(710,153)	-	(2,793,749)
Impairment loss	2,796,605	-	2,796,605	-
Adjusted EBITDA	1,846,597	7,549,236	9,417,531	12,546,526

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net (loss) / income before interest and other financing costs, income taxes, vessel depreciation, unrealized gain on FFAs, (gain) / loss on interest rate swap derivative, net gain on sale of vessels and impairment loss. Adjusted EBITDA does not represent and should not be considered as an alternative to net loss, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized gain on FFAs, (gain) / loss on interest rate swap derivative, vessel depreciation, net gain on sale of vessels and impairment loss. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net (loss) / income attributable to controlling shareholders to Adjusted net (loss) / income attributable to controlling shareholders

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended December 31, 2024	Three Months Ended December 31, 2025	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2025
Net (loss) / income attributable to controlling shareholders	(6,233,636)	3,183,449	(12,605,874)	(4,264,221)
Unrealized (gain) / loss on derivatives	(198,061)	(27,126)	(1,374,060)	180,688
Net gain on sale of vessels	-	(710,153)	-	(2,793,749)
Impairment loss	2,796,605	-	2,796,605	-
Adjusted net (loss) / income attributable to controlling shareholders	(3,635,092)	2,446,170	(11,183,329)	(6,877,282)
Adjusted (loss) / earnings per share attributable to controlling shareholders, basic	(1.33)	0.88	(4.10)	(2.50)
Weighted average number of shares outstanding, basic	2,737,162	2,781,949	2,727,698	2,755,937
Adjusted (loss) / earnings per share attributable to controlling shareholders, diluted	(1.33)	0.87	(4.10)	(2.50)
Weighted average number of shares outstanding, diluted	2,737,162	2,801,304	2,727,698	2,755,937

Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders Reconciliation:

EuroDry Ltd. considers Adjusted net (loss) / income attributable to controlling shareholders, to represent net (loss) / income before unrealized (gain) / loss on derivatives, which includes FFAs and interest rate swap, net gain on sale of vessels and impairment loss. Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to common shareholders are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of the aforementioned items , which may significantly affect results of operations between periods. Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to common shareholders do not represent and should not be considered as an alternative to net (loss) / income attributable to controlling shareholders or (loss) / earnings per share attributable to common shareholders, as determined by GAAP. The Company's definition of Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to common shareholders may not be the same as that used by other companies in shipping or other industries. Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to common shareholders are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 11 vessels, including 3 Panamax drybulk carriers, 5 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 11 drybulk carriers have a total cargo capacity of 766,420 dwt. After the delivery of two Ultramax vessels in 2027, the Company’s fleet will consist of 13 vessels with a total carrying capacity of 893,420 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com